T. Rowe Price State Tax-Free Income Trust Georgia Tax-Free Bond Fund Maryland Tax-Free Bond Fund Maryland Tax-Free Money Fund Maryland Short-Term Tax-Free Bond Fund New Jersey Tax-Free Bond Fund New York Tax-Free Bond Fund New York Tax-Free Money Fund Virginia Tax-Free Bond Fund

The following disclosure has been added as a type of security in which the funds may invest:

State and local governments may issue Build America Bonds to finance capital expenditures for which they otherwise could issue tax-exempt governmental bonds. Unlike most other municipal obligations, interest received on Build America Bonds is taxable to the bondholder. These include bonds on which the issuer may receive an interest payment subsidy directly from the U.S. Treasury, known as direct pay Build America Bonds, and bonds on which the investor may receive a tax credit, known as tax credit Build America Bonds.

T. Rowe Price State Tax-Free Income Trust Maryland Tax-Free Money Fund New York Tax-Free Money Fund

2) The operating policy for Illiquid Securities has been revised as follows:

Operating policy Fund investments in illiquid securities are limited to 5% of total assets.

3) The following Maintaining Liquid Investments disclosure and operating policy have been added to the funds’ prospectuses:

Maintaining Liquid Investments

The fund must generally hold a percentage of its assets in securities that are liquid; that is, securities that may be readily sold in the market or will mature within a short period of time.

Operating policy The fund may not acquire any security, other than a “weekly liquid asset” (which are direct obligations of the US government, certain government agency securities, and certain other securities that may be sold or mature within 5 business days), unless it holds 30% of its total assets in weekly liquid assets.